Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Julie M. Allen
Member of the Firm

d 212.969.3155

f 212.969.2900

jallen@proskauer.com

www.proskauer.com

May 12, 2011

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Era Anagnosti, Esq.
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:                 Sabre Industries, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed on: April 8, 2011
File No.: 333-166432

Dear Ms. Anagnosti:

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-166432) (the “Form S-1”) of Sabre Industries, Inc. (“Sabre” or the “Company”), in your letter dated May 3, 2011 (the “Comment Letter”).

We are writing to respond, on behalf of the Company, to the comments contained in the Comment Letter and to indicate the changes that are being made in response to such comments in Amendment No. 7 to the Form S-1 (the “Amendment”) that will be filed with the Commission on today’s date.

For your convenience, your comments are set forth in this letter, followed by the Company’s response.  References in the response below in this letter to “we”, “our”, “us” or similar phrases refer to the Company.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

Prospectus Cover Page

1.              We note that in your “Underwriting” discussion on page 114 you name Stifel, Nicolaus & Company as the “sole book-running manager of the offering and as a representative of each of the underwriters.”  Please confirm that all the underwriters named on the prospectus cover page play the role of lead or managing underwriters.  Otherwise, please revise the prospectus cover page accordingly.  Please refer to Item 501(b)(8) of Regulation S-K.

We acknowledge the Staff’s comment, and supplementally advise the Staff that each of the underwriters identified on the cover page of the prospectus is a “lead or managing underwriter” for purposes of the rules and regulations of the Commission.  We note that “lead or managing underwriters” perform certain responsibilities in connection with the offering in exchange for a management fee.  These services typically include, among other things, participation in drafting the prospectus and the registration statement, responding to the Staff’s comments thereon, negotiating the terms of the underwriting agreement, due diligence on behalf of other prospective syndicate members who may subsequently be invited to participate in the offering and marketing the offering to potential accounts.  In the view of Stifel Nicolaus Weisel, each of Baird, Oppenheimer & Co. and Gleacher & Company has acted in this capacity and performed these duties on behalf of the other syndicate members (which will be identified later and named in the “Underwriting” section of the final prospectus).  As compensation for performing these responsibilities, each of these managing underwriters will participate in the management fee.  In contrast, if other members join the underwriting syndicate, they will receive only a selling concession.  We respectfully submit, therefore, that each of the firms listed on the cover page of the prospectus is a “lead or managing underwriter” of the offering for purposes of Item 501(b)(8) of Regulation S-K.

The Staff’s comment notes that Stifel Nicolaus is described in the “Underwriting” section as “the sole book-running manager of the offering and as a representative of each of the underwriters.”  Serving as the “sole book-running manager” of an offering involves duties that are in addition to those of “lead or managing underwriters,” including the preparation, arrangement and conduct of the road show, stabilization activities, making decisions as to the final allocations of shares among the numerous potential purchasers identified by the managing underwriters and any syndicate members and delivering shares to purchasers.  As a result of the performance of these additional duties, the sole book-running manager will receive additional compensation.  The fact that Stifel Nicolaus is performing these additional duties and receiving additional compensation for doing so does not indicate that Baird, Oppenheimer & Co. and Gleacher & Company are not serving as “lead or managing underwriters” within the meaning of Item 501(b)(8).  As a result, we believe that the presentation of Baird, Oppenheimer & Co. and Gleacher & Company on the cover page of the prospectus is appropriate.

Risk Factors, page 12

We have substantial debt obligations, which could impair our ability to operate our business and react to changes in our business and markets, page 15

2.              Please tell us what consideration you gave to adding a risk factor to address the risks associated with any inability on your part to refinance your Commerzbank Facility when it expires on December 31, 2011.  We note your discussion in the penultimate paragraph on page 49 and in the first half of page 50.

As noted in the Liquidity and Capital Resources discussion in MD&A, upon the completion of the offering, a substantial portion of the indebtedness outstanding under the Commerzbank Facility (approximately $77.8 million) will be repaid with proceeds that we receive from the offering.  Further, we have already received commitments from, and negotiated definitive documents with, new lenders to refinance the remaining outstanding debt under the Commerzbank Facility (approximately $42.0 million) under a new credit facility that will be in place upon completion of the offering.  Given that we have already secured commitments from new lenders for the new credit facility and negotiated definitive documents with respect thereto, if the offering is completed, the risk associated with any inability to refinance the Commerzbank Facility before it expires on December 31, 2011 is remote.  If the offering is not completed, we will reassess our financing options with respect to the maturing debt.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Factors and Trends Affecting Our Results of Operations, page 29

3.               In order for potential investors to better assess the significance of the two purchase orders you disclose, please quantify the value of these agreements.

Pursuant to the Staff’s comment, we have added disclosure to quantify the value of the purchase orders disclosed on page 32 of the Amendment.

Results of Operation, page 32

4.              We note your disclosures related to gross profit margins during the current interim period, including your disclosures related to improved margins during the three month period ended January 31, 2011.  Please revise your disclosures to more specifically discuss and quantify the negative factors that impacted gross profit margins during the first six months of the current fiscal year and address if you expect those factors to continue.

Pursuant to the Staff’s comment, we have revised the disclosures on pages 46-47 of the Amendment related to gross profit margins during the three-month period ended January 31, 2011 to more specifically discuss and quantify the negative factors that impacted gross profit margins during the first six months of our fiscal year and to indicate that we do not expect these factors to negatively impact our results going forward.

Liquidity and Capital Resources, page 48

5.               In light of the expiration of your credit facility on December 31, 2011, please disclose the amount of debt you expect to be outstanding after the offering.  If the remaining debt will be material, please disclose and discuss how you intend to satisfy your debt and address the potential risks and consequences related to refinancing your debt.

Pursuant to the Staff’s comment, on page 51 of the Amendment, we have disclosed an estimate of the amount of debt that we expect to be outstanding after the offering, as well as an explanation of our plans to satisfy that debt.

Summary Compensation Table, page 90

6.              Please revise your footnote (2) disclosure to cross-reference your “Note Receivable” discussion on page 98, to help investors better understand your disclosure regarding the $218,130 settlement of an executive loan.

Pursuant to the Staff’s comment, on page 93 of the Amendment, we have revised footnote (4) (formerly footnote (2)) to cross-reference the “Note Receivable” discussion on page 100.

*  *  *  *  *

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions.  Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Julie M. Allen
Julie M. Allen

Enclosures

cc:	Peter J. Sandore (Sabre Industries, Inc.)
James J. Junewicz (Winston & Strawn LLP)
David A. Sakowitz (Winston & Strawn LLP)